Contact

www.linkedin.com/in/josh-cohn-236b623 (LinkedIn)

Top Skills

Team Building
Business Strategy
Strategy

Languages

Spanish
English

Josh Cohn

Chief Commercial Officer
Charlotte, North Carolina, United States

Summary

Experienced Chief Commercial Officer with a 20 year demonstrated history of working in the medical device industry. Skilled in Sales, Medical Devices, Disposables, Strategic Planning, and Business Development. Teams I have led have consistently ranked #1 in revenue, #1 in percent to plan and #1 in conversion dollars per year.

Experience

EndoSound
Chief Commercial Officer (CCO)
June 2021 - Present (5 years)
Charlotte, NC

Responsible for the implementation of a pre and post commercialization Sales and Marketing strategy, designed to ensure the integrated commercial success of the organization

Ambu A/S
Market Development Manager
March 2020 - July 2021 (1 year 5 months)
Mid-Atlantic

Responsibilities include helping lead the commercialization and launch of GI divisions full line of single-use scopes. Focused on partnering with key opinion leaders, forming centers of excellence and building a presence in societies focused on GI.

PENTAX Medical Americas
12 years 9 months

National Sales Director
July 2018 - March 2020 (1 year 9 months)
Charlotte, North Carolina

Regional Sales Director
August 2011 - July 2018 (7 years)
Southeast

Territory Manager
July 2007 - August 2011 (4 years 2 months)
Charlotte, North Carolina

Welcomemat Services
Marketing Account Manager
March 2005 - July 2007 (2 years 5 months)

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Education

University of North Carolina at Charlotte
Bachelor of Science (BS), International Business · (1999 - 2004)

Charlotte Catholic High School
 · (1996 - 1999)